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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  BSquare Corp.
                                (Name of Issuer)

                           Common Stock; no par value
                         (Title of Class of Securities)

                                    11776U102
                                 (CUSIP Number)

                                  June 21, 2007
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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 1.    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       S Squared Technology, LLC   01-0622776

 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.    SEC Use Only


 4.    Citizenship or Place of Organization:  Delaware

Number of          5.   Sole Voting Power:  842,900
Shares
Beneficially       6.   Shared Voting Power:  -0-
Owned by
Each Reporting     7.   Sole Dispositive Power:  842,900
Person With
                   8.   Shared Dispositive Power:  -0-

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person:  842,900

 10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 11.   Percent of Class Represented by Amount in Row (11) 8.61%

 12.   Type of Reporting Person (See Instructions)   IA


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 1.    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). S Squared Technology Partners, L.P. 43-1991746

 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.    SEC Use Only


 4.    Citizenship or Place of Organization:  Delaware

Number of          5.   Sole Voting Power:  181,200
Shares
Beneficially       6.   Shared Voting Power:  -0-
Owned by
Each Reporting     7.   Sole Dispositive Power:  181,200
Person With
                   8.   Shared Dispositive Power:  -0-

  9.    Aggregate Amount Beneficially Owned by Each Reporting Person  181,200

  10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

  11.   Percent of Class Represented by Amount in Row (11) 1.85%

  12.   Type of Reporting Person (See Instructions)   IA


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 1.    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Seymour L. Goldblatt

 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.    SEC Use Only


 4.    Citizenship or Place of Organization:  United States

Number of          5.   Sole Voting Power:  1,024,100(1)
Shares
Beneficially       6.   Shared Voting Power:  -0-
Owned by
Each Reporting     7.   Sole Dispositive Power:  1,024,100
Person With
                   8.   Shared Dispositive Power:  -0-

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person  1,024,100

 10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 11.   Percent of Class Represented by Amount in Row (11) 10.46%

 12.   Type of Reporting Person (See Instructions)   IN

(1) Represents combined holdings of S Squared Technology LLC and S Squared Technology Partners, L.P. Seymour L. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology, LLC or S Squared Technology Partners, L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.


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 1.    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Kenneth A. Goldblatt

 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

 3.    SEC Use Only


 4.    Citizenship or Place of Organization:  United States

Number of          5.   Sole Voting Power:  1,024,100(2)
Shares
Beneficially       6.   Shared Voting Power:  -0-
Owned by
Each Reporting     7.   Sole Dispositive Power:  1,024,100
Person With
                   8.   Shared Dispositive Power:  -0-

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person  1,024,100

 10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 11.   Percent of Class Represented by Amount in Row (11) 10.46%

 12.   Type of Reporting Person (See Instructions)   IN

(2) Represents combined holdings of S Squared Technology LLC and S Squared Technology Partners, L.P. Kenneth A. Goldblatt disclaims any beneficial ownership interest of the shares held by any funds for which S Squared Technology, LLC or S Squared Technology Partners, L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.


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ITEM 1.

            (a)   Name of Issuer: B Square Corp.

            (b) Address of Issuer's Principal Executive Offices: 110 110th Avenue NE, Suite 200, Bellevue, WA 98004

ITEM 2.

            (a) Name of Person Filing: This statement is filed on behalf of S Squared Technology, LLC ("SST"), a Delaware limited liability company, S Squared Technology Partners, L.P. ("SSTP"), a Delaware limited partnership, and Seymour L. Goldblatt ("Seymour") and Kenneth A. Goldblatt ("Kenneth"), both United States citizens. SST and SSTP are registered investment advisers. Seymour is the President of each of SST and SSTP and owns a majority of the interests in SST. Kenneth owns a majority of the interests in SSTP. An agreement among SST, SSTP, Seymour and Kenneth in writing to file this statement on behalf of each of them is attached as Exhibit A hereto. This statement relates to shares held for the accounts of multiple private investment funds for which SST or SSTP acts as investment adviser.

            (b)   Address of Principal Business Office or, if none, Residence:
                  515 Madison Avenue, New York, NY 10022

            (c) Citizenship: SST is a Delaware limited liability company, SSTP is a Delaware limited partnership, and Seymour and Kenneth are both United States citizens

            (d)   Title of Class of Securities: Common Stock; no par value

            (e)   CUSIP Number: 11776U102

ITEM 3. SST and SSTP are registered investments advisers. Seymour and Kenneth are control persons of SST and SSTP

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned: 1,024,100

            (b)   Percent of class:  10.46%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 1,024,100


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                  (ii)  Shared power to vote or to direct the vote: -0-.

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,024,100

                  (iv)  Shared power to dispose or to direct the disposition of:
                        -0-.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Instruction:
Dissolution of a group requires a response to this item.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

The limited partners of (or investors in) each of the private investment funds for which SST or SSTP acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

ITEM 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. Certification

            (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007


S Squared Technology, LLC

By:      /s/ Seymour L. Goldblatt
         Seymour L. Goldblatt
         President


S Squared Technology Partners, L.P.

By:      /s/ Seymour L. Goldblatt
         Seymour L. Goldblatt
         President


/s/ Seymour L. Goldblatt
Seymour L. Goldblatt


/s/ Kenneth A. Goldblatt
Kenneth A. Goldblatt




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.


ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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                                  EXHIBIT INDEX

Exhibit A --     Agreement among SST, SSTP, Seymour and Kenneth to file this statement jointly on behalf of each of them.


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